Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main	212.407.4000 212.407.4000
	Fax	212.407.4990

June 21, 2011

Russell Mancuso Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation
Registration Statement on Form S-1
Amended May 23, 2011
File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated June 10, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Mr. Eitan. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

 [remainder of page intentionally left blank]

Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Russell Mancuso U.S. Securities and Exchange Commission June 21, 2011 Page 2

Prospectus Cover

1.
We note your response to prior comment 1. In the last paragraph of the prospectus cover and throughout your document, please present the minimum total and per share amount that will be in the trust account. In appropriate sections of the document, you may explain how that minimum amount might increase due to the directed unit program or otherwise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the last paragraph of the prospectus cover and throughout the Amended S-1 to indicate the minimum and maximum per share amount that will be in the trust account.  On pages 15, 50, 53, and 83 of the Amended S-1 we have provided an explanation of the factors that will affect the total and per share amount that will be in the trust account.

Prospectus Summary, page 2

2.	We note your disclosure added in response to prior comment 2. Please clarify who owns the IPAC service mark, when it was first used, and the number of other companies that call themselves IPACs.

COMPANY RESPONSE:  “IPAC” is a service mark of Loeb & Loeb LLP that, to Loeb’s knowledge, is first being used in this offering.  No other companies, to Loeb’s knowledge, that have filed registration statements with the SEC currently call themselves IPACs.

Shareholder Redemption Rights, page 4

3.
From your response to prior comment 8, it appears possible that you could cash out the Series B holders without ever providing them an opportunity to retain their ownership in the post-acquisition company. If true, this should be disclosed as a fourth option where you discuss redemption rights throughout your prospectus, and appropriate risk factor disclosure should be added. Please advise or revise.

If you revise your disclosure in response to this comment, please clearly highlight in your prospectus summary each of the four "redemption" options that you have, the key features of each option, and why you elected to create that option (including what goal you believe each option would permit you to achieve); consider whether a clearly presented chart would be helpful to investors. The highlighted information in your revised disclosure or chart should include such key issues as:

•
a direct statement, if true, that the fourth option will cause an investment in your Series A shares to result solely in a return of the pro rata portion of the trust account without interest after 18 months, or such longer period as described in a subsequent section that you clearly identify. In that case, investors will have no opportunity to retain their investment in the post-acquisition company except through the redeemable warrants;

Russell Mancuso U.S. Securities and Exchange Commission June 21, 2011 Page 3

•	the circumstances that would lead you to choose a post-acquisition liquidation of the Series B;

•	a clear comparison of the consideration to be paid to the Series B holders in the post-acquisition tender offer and the potential liquidation of the Series B shares following the business combination;

•	a clear comparison of the Series A-B conversion ratio and the potential Series A-C exchange ratio;

•
what happens if the more than 83.3% of shareholders wish to participate in the post-acquisition tender offer. Compare this result to the result if more than 83.3% of shareholders wish to participate in a pre-acquisition tender offer or redemption; and

•
what happens to the founders' securities held in escrow that, according to page 23, are released only after a tender offer if you do not conduct a tender offer 30 days after the acquisition and the Series B shares are automatically liquidated.

The key information in your prospectus summary should not be obscured by detail that is more appropriate for a subsequent section of your document.

We may have further comment.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made throughout the Amended S-1.

Trading Commencement and Separation, page 9

4.
We note your response to prior comment 11. It appears that the restriction in the Amended and Restated Certificate of Incorporation is removed when an acquisition takes place, yet your disclosure on page 10 states that the restriction continues unless there is a pre-acquisition dissolution. Please revise or advise.

COMPANY RESPONSE:  The definition of “Target Acquisition Period” in Exhibit 3.3 provides, in part, “that if the Corporation elects to complete a Post-Acquisition Tender Offer and has consummated an Acquisition Transaction prior to the Termination Date, the Target Acquisition Period shall terminate upon consummation of the Post-Acquisition Tender Offer.”  Accordingly, if the Company has completed an acquisition transaction but not completed the post-acquisition tender offer or post-acquisition automatic trust liquidation, then the Target Acquisition Period continues and the Company is prohibited from cancelling its publicly traded securities until the post-acquisition tender offer or post-acquisition automatic trust liquidation is consummated.

Changes in response to the Staff’s comment have been made on pages 11 and 116 of the Amended S-1 to clarify the period in which the Company is prohibited from cancelling its publicly traded securities.

Russell Mancuso U.S. Securities and Exchange Commission June 21, 2011 Page 4

Exhibit 3.3

5.	Please tell us why you restructured the language in article fifth (B) regarding the 83.3% interest of the holders and the impact of such a change.

COMPANY RESPONSE:  The language was inadvertently changed and has been revised to conform to the language included in Exhibit 3.3 of Amendment No. 1 of the Registration Statement.

6.
We note that article fifth (B) states that "...holders of a majority of IPO Shares voted at such meeting vote against the Acquisition Transaction." However, your disclosure on page 5 describes a majority of the shares voting for the transaction. Given possible abstentions, please reconcile your disclosure in the prospectus and your certificate of incorporation.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to Article FIFTH(B) to conform it with the disclosure on page 5 of the Amended S-1.

7.
Please expand the third paragraph of your response letter to provide us a complete analysis of why the deleted language would not be enforceable under Delaware law. Include your analysis of applicable judicial decisions. Also explain how moving the location of the language affects:

•	the enforceability of the language,

•	your ability to change its terms in the future, and

•	your analysis of whether the structure of your transaction complies with applicable tender offer rules.

COMPANY RESPONSE:  After discussions with the Staff and further consultation with the Company's Delaware counsel, the Company's Delaware counsel has advised that it believes that such language would be enforceable and accordingly the language has been reinserted into Exhibit 3.3 of the Amended S-1.

8.	Please reconcile the removal of article sixth (D) from exhibit 3.3 with your disclosure on page 84 of your prospectus.

COMPANY RESPONSE:  The language was inadvertently changed and has been revised to conform to the language included in Exhibit 3.3 of Amendment No. 1 of the Registration Statement.

9.	Please ensure that your article fourth is reflected in the Description of Securities on page 110.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 37, 116 and 117.

Russell Mancuso U.S. Securities and Exchange Commission June 21, 2011 Page 5

Exhibit 5.1

10.
We note your response to prior comment 16. Please have your counsel revise the paragraphs numbered 3 and 4 to remove the assumption that the shares are "duly issued" and opine as to whether these securities are legally issued.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to Exhibit 5.1 of the Amended S-1.

[remainder of page intentionally left blank]

Russell Mancuso U.S. Securities and Exchange Commission June 21, 2011 Page 6

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP